

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 8, 2023

Marc Seelenfreund
Chief Executive Officer
Siyata Mobile Inc.
1751 Richardson Street, Suite #2207
Montreal , Quebec Canada H3K-1G6

> **Re: Siyata Mobile Inc.**
> **Registration Statement on Form F-1**
> **Filed June 8, 2023**
> **File No. 333-272512**

Dear Marc Seelenfreund:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray, Staff Attorney, at (202) 551-6356 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ross Carmel, Esq.